Free Writing Prospectus

Dated March 4, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-188385

Vantiv Announces Secondary Public Offering

CINCINNATI, March 4, 2014 — Vantiv, Inc. (NYSE: VNTV) (“Vantiv”) announced today that funds managed by Advent International Corporation (the “Selling Stockholders”) have agreed to sell 18,781,147 shares of Vantiv’s Class A common stock in an underwritten secondary public offering (the “Offering”) pursuant to Vantiv’s shelf registration statement previously filed with the Securities and Exchange Commission. The Selling Stockholders will receive all of the proceeds from the Offering. J.P. Morgan is the underwriter of the Offering.

The last reported sales price of Vantiv’s common stock on March 4, 2014 was $31.95 per share. J.P. Morgan proposes to offer the shares of Class A common stock for sale from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

The announced sale of Class A common stock represents the Selling Stockholders’ entire interest in Vantiv. Because the record date for Vantiv’s 2014 Annual Meeting of Stockholders is March 3, 2014, investors will not be eligible to vote shares of Class A common stock purchased in this Offering at the upcoming meeting.

The Offering is being made pursuant to an effective shelf registration statement, including a prospectus, filed by Vantiv with the SEC on May 6, 2013. Before you invest, you should read the prospectus in that registration statement and other documents Vantiv has filed with the SEC for more complete information about Vantiv and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus and a prospectus supplement, when available, may be obtained from J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vantiv

Vantiv, Inc. (NYSE: VNTV) is a leading, integrated payment processor differentiated by a single, proprietary technology platform. Vantiv offers a comprehensive suite of traditional and innovative payment processing and technology solutions to merchants and financial institutions of all sizes in the U.S., enabling them to address their payment processing needs through a single provider.

Contact

Nathan Rozof, CFA

Senior Vice President, Investor Relations

866.254.4811 or 513.900.4811

IR@vantiv.com

Andrew Ciafardini

Director, Corporate Communications

513.900.5308

andrew.ciafardini@vantiv.com